EX-1.01
iRobot Corporation, Inc.
Conflict Minerals Report
For Calendar Year 2016

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2016 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production and sale of consumer robots, which include robotic vacuums and floor cleaners. The Company has determined that Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were manufactured during the 2016 calendar year. In accordance with the Rule, iRobot has performed a “reasonable country of origin inquiry” (“RCOI”) and undertaken due diligence efforts on Conflict Minerals that were in iRobot’s supply chain for calendar year 2016 to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (the “Covered Countries”) or were from recycled or scrap sources.
As of today, based on the Company’s RCOI and due diligence efforts, we do not yet know the source of all the Conflict Minerals in our products and therefore we do not have sufficient information to conclude that any of our products are “DRC Conflict Free.”
(1) RCOI and Due Diligence Efforts:
Similar to the efforts in 2015, the Company has undertaken the following measures in order to determine the source and chain of custody of any Conflict Minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten and its Supplement on Gold (“3TGs”).
The Company:

1.
Developed and adopted a global policy identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are benefiting armed conflict.

2.
Has a Conflict Minerals Steering Committee that is updated from time to time to oversee our data collection efforts, and monitor industry trends and changes in compliance regulations. Our executive sponsor is SVP of Global Operations and our team’s responsibility is to provide internal leadership and guidance to the Company to be mindful of the problems with conflict minerals, to make responsible supply chain decisions and to ensure the best results when conducting RCOI/due diligence.

3.	Established internal roles and responsibilities within the Company that encompass cross-functional support of management within its Supply Chain, Internal Audit, Finance, and Legal Departments.

4.
Continued to provide training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This included familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and not knowingly utilizing any conflict minerals that are benefiting armed conflict.

5.
Included the Section 1502 of the Dodd-Frank requirement contractually in our Master Supplier Agreements and purchase orders that suppliers and vendors not knowingly utilize or purchase any conflict minerals benefitting armed conflicts.

6.
Provided training to each of our contract manufacturers that was designed to summarize Rule 13p-1 and its requirements and to identify the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.

7.
Requested that all of the Company’s contract manufacturers and key suppliers of major components to those contract manufacturers complete the Conflict Minerals Reporting Template ("Template") created by Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative ("GeSI") on sourcing information.

8.
Invested in online tools so that our engineers can check the conflict status of semiconductor components while making design selections. Our engineers have been provided with online tools to access conflict minerals status of components to make good design decisions.

9.	Posted this Conflict Minerals Report on our website.

For calendar year 2016, the Company focused its detailed RCOI and due diligence efforts on its consumer robots products, specifically the Roomba and Braava product lines. These products accounted for approximately 95% of iRobot’s total revenue in 2016. For our Defense and Security and Remote Presence robots, we did not conduct significant due diligence effort in 2016 as we divested our Defense and Security Business Unit on April 3, 2016, and in the second quarter of 2016 decided to fully exit the Remote Presence business. Today we are a consumer robotics company only. Our previous RCOI and due diligence efforts with respect to Defense and Security and Remote Presence robots are discussed in detail in our Conflict Minerals Report for Calendar Year 2015.
For the consumer robots, the Company:

◦	Analyzed the list of products that were manufactured and sold in 2016 to identify the 3TGs contained therein.

◦
Compiled a complete Approved Manufacturer’s List (AML) for the robots. This included a list of every supplier that was approved by the Company for major components required to build robots. This listing included a description of the part being provided and the related supplier part number.

◦	Worked with our contract manufacturers to provide and create a listing of non-AML suppliers of commodities such as resins, plastics, solder, and metal parts.

◦
Engaged a Third Party partner to work with each of the identified AML and non-AML suppliers to conduct the RCOI survey. The RCOI survey documentation aligned to the EICC-GeSI template. Suppliers were asked to identify the smelters and refiners that contributed to the materials and components they supplied in order to manufacture robots for the Company.

◦
Compared identified smelters and refiners against the listing of smelting facilities which have received a “Compliant” designation by the EICC-GeSI Conflict Free Smelter Program (CFSP) or are actively participating in audit activities to become Compliant.

Pursuant to the consumer robots RCOI/due diligence efforts, the Company identified:

◦
179 unique suppliers that were contacted. Templates were successfully collected from 159 suppliers, and all Templates collected were current and dated after 2016. Template responses collected account for 97% of the materials spend for consumer robots.

◦	22 suppliers with no 3TG content in the components provided to iRobot.

◦	314 unique smelters of Conflict Minerals utilized by suppliers. Of these, 244 are CFSP Compliant, 24 are actively participating with CFSP to become Compliant and 46 are Non-Compliant.

Mineral	Total # of Smelters and Refiners in supply chain	Total # CFSP Compliant	Total # Active	Total # Non-Compliant
Tantalum	48	44	4
Tin	84	66	7	11
Tungsten	46	40	6
Gold	136	94	7	35

Of the above smelters, 16 are confirmed sourcing some minerals from the DRC or adjoining countries (15 tantalum and 1 tin) and 57 smelters have unknown country of origin sourcing (all gold). It is not known whether any conflict minerals from these smelters were used in the Company’s products, or, if they were, came from the DRC or an adjoining country.
Based upon the above RCOI /due diligence efforts, it is possible that certain of the necessary conflict minerals used in the production of products contracted to be manufactured for the Company may contain conflict minerals that originate in the DRC or an adjoining country, and may have been processed at smelters that are not CFSP Compliant. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report for Calendar Year 2016.

2016 Template data collection efforts resulted in more product level declarations (i.e., declarations from suppliers as to whether any conflict minerals used in production of particular products could have originated in a covered country). This provided more accuracy in the data collected compared to 2015 where more of the Template responses were company level. We also find that across all four conflict minerals, more of the smelters in our supply chain are moving towards compliance.
Plans for calendar year 2017 include:

◦	Continuing to work with our Third Party partner for RCOI data gathering. Increase scope to include all new Consumer robots.

◦
Continue to push suppliers to provide more product level Template responses than company level, and for those suppliers providing company level data to better understand the list of non-compliant smelters and applicability to our products.

◦	Overall improve the percentage of suppliers using compliant and active smelters.

◦	Continue to review all supplier responses and work with the suppliers to help improve the quality and completeness of their RCOI data.

◦	Ensure responsible sourcing is a part of the standard sourcing decision making process at all levels of our supply chain.
(2) Product Description:
A list of the major products contracted to be manufactured for the Company that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals are described above.

iRobot Corporation
Exhibit A to Conflict Minerals Report for Calendar Year 2016
The following products that are contracted to be manufactured for iRobot Corporation do or may contain conflict minerals.
Consumer Robots:

•	Roomba - robotic vacuum

•	Scooba - robotic floor scrubber

•	Braava - robotic floor cleaner

•	Mirra - robotic pool cleaner
Defense and Security:

•	FirstLook - robots

•	SUGV - robots

•	PackBot - robots

•	Kobra - robots
Remote Presence:

•	RP Vita - robotic telepresence robots

•	Ava 500 - robotic telepresence robots